Battery East Group, LLC

Annual Audit Report

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69383

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Battery East Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
915 Battery Street, 1 st Floor
(No. and Street)

San Francisco   **CA**   **94111**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker   **(205) 721-0507**   tucker@scenicadvisement.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates, LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Rd; ste A200   **Walnut Creek**   **CA**   **94597·**
(Address)   (City)   (State)   (Zip Code)

02/24/2009   **3438**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Sobel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Battery East Group, LLC _____, as of 12/31 _____, 2 5 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ┌─ DocuSigned by:
            │ *Michael Sobel*
            └─ AB9283BFC81440E...

Title: Managing Director, Co-Founder

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Battery East Group, LLC (dba Scenic Advisement)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Battery East Group, LLC (dba Scenic Advisement) (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Battery East Group, LLC (dba Scenic Advisement)'s auditor since 2023.
Walnut Creek, California
March 27, 2026

Battery East Group, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	808,945
Prepaid expenses and other assets		225,516
Fixed assets, net of accumulated depreciation and amortization of $ 1,936,898		28,301
Operating lease right of use asset		1,061,986
Due from related parties		1,556,447
Total assets	$	3,681,195

Liabilities and Member's equity

Liabilities		
Accounts payable and accrued expenses	$	530,349
Operating lease liabilitiy		1,070,029
Total liabilities		1,600,378
Member's equity		2,080,817
Total Liabilities and Member's Equity	$	3,681,195

The accompanying notes are an integral part of this financial statement.

3

1. Organization and Nature of Business

Battery East Group LLC, dba Scenic Advisement, (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014, and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Scenic Advisement, Inc. ("Member"). The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships, and institutions. The Company provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares.

2. Summary of Accounting Policies

Basis of Presentation

The financial statement of the Company has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statement and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2025, the balance consists entirely of cash at a bank.

Accounts Receivable

Accounts receivable consists of amounts due from services provided under investment banking. The timing of revenue recognition may differ from the timing of payment. The Company records Accounts Receivable, net of any allowance for credit losses, when relevant revenue recognition criteria has been achieved and payment is conditioned on the passage of time.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate the expected credit losses over the life of its financial assets as of the reporting date based on the relevant information about past events, current conditions, and reasonable and supportable forecasts. The provisions of this standard were adopted using a method to estimate the allowance for credit losses that considered both the aging of accounts receivable and a projected loss rate of receivables. Management has determined that long-term forecasted information is not relevant to our accounts receivable, which are primarily short-term. Accounts receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received.

Contract Balances

Income is recognized upon completion of the related performance obligations and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There were no receivable related to revenue from contracts with customers as of December 31, 2025. Receivables related to revenue from contracts with customers totaled $120,000 as of January 1, 2025.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. As of January 1, 2025 and December 31,2025 there were no amounts of revenue deferred.

2. Summary of Accounting Policies (continued)

Contract Balances (continued)

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs at December 31, 2025.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is however subject to the annual California limited liability tax of $800 and California limited liability fee based on gross revenue. The Company is no longer subject to examination by major tax authorities for years before 2021.

Single Reporting Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking, investment advisory and private equity businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3. Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Office equipment and furniture are depreciated over their useful lives of seven years. Computers and electronics are depreciated over their useful lives of three years. Tenant improvements are amortized over the lesser of the asset's useful life or the term of the lease. Website development is amortized over its three-year useful life.

The Company's fixed assets as of December 31, 2025, were as follows:

Tenant improvements	$ 715,772
Furniture and equipment	944,985
Website development	229,041
Computers and electronics	75,401
Total	1,965,199
Less: Accumulated depreciation and amortization	(1,936,898)
Net fixed assets	$ 28,301

4. Leases

The Company has one operating lease for its corporate office located in San Francisco, CA. This lease, which commenced on July 1, 2016, was for an initial period of seven years with an option to extend for five years. In May 2021, the Company agreed to a one year extension to June 30, 2024. In July 2024, the Company agreed to a five year extension to June 30, 2029. The Company has an option to extend the lease for an additional five years. At December 31, 2025, management has not made a determination regarding using the extension.

Leases with an initial term of 12 months or less are not recorded on the Statement of Financial Condition, and the Company recognizes lease expense for these leases on a straight-line basis over the lease terms. Leases with terms greater than 12 months are included in operating lease right-of-use asset and operating lease liability in the Company's Statement of Financial Condition as of December 31, 2025. Lease expense for lease payments is recognized on a straight-line basis over the lease term. As of December 31, 2025, the Company did not execute any lease agreements with a term less than 12 months. The sublease expires on June 30, 2026 with an option to extend for five additional one-year periods.

Amounts reported in the Statement of Financial Condition as of December 31, 2025 are as follows:

Operating lease right of use asset	$1,061,986
Operating lease liability	$1,070,029

Maturities of operating lease liabilities as of December 31, 2025, are as follows:

Total undiscounted lease payments	
Ending period ending June 30, 2025	$1,189,752
Less imputed interest	(119,723)
Total operating lease liability	$1,070,029

The future minimum lease payments for the remainder of the lease are as follows:

Year ending:

December 31, 2026	$	334,380
December 31, 2027		340,833
December 31, 2028		340,833
December 31, 2029		173,706
Total	$	1,189,752

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2025, the Company had net regulatory capital of $285,458 which was $250,559 in excess of its minimum required net capital of $34,899 for the year ended December 31, 2025. The Company's ratio of aggregate indebtedness to net capital was .18:1 as of December 31, 2025.

6. Related Party Transactions

Under an Expense Sharing Agreement, the Company, Member and other solely owned entities of Member share personnel, occupancy and other overhead costs. As of December 31, 2025, Member and other solely owned entities of Member owed the Company $1,489,085 for expenses paid on their behalf. The Company's financial condition could differ significantly from those that would have been obtained if the entities were autonomous. At December 31, 2025, an owner of the Member, owed the Company $67,362 for expenses paid on his behalf.

7. Employee Retirement Plans

The Company established a Cash Balance plan ("the Plan") covering all eligible employees as of January 1, 2018. The plan includes a 5% interest rate. All amounts will be funded by the required due date in fiscal year 2026. To participate in the Plan, an employee must be twenty-one years of age, completed at least one year of service and one thousand hours of service. All employees are fully vested in the Plan within the year the contribution to the plan is made. The Plan was frozen effective March 1, 2023 with regards to new participants and principal credits.

The Company recognizes and measures its fair value of financial instruments in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 820 which defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the assets or liabilities.

Summary of Cash Balance Plan Assets of December 31, 2025

	Total	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Certificate of Deposit and Savings (a)	$1,537,829	$ 1,537,829	-	-

(a) Investment vehicles for cash reserves

The cash balance plan assets are not included on the Statement of Financial Condition.
The trustees have the sole discretion to invest and manage Plan assets
The annual measurement date is December 31 for the Plan benefits

Assumptions used in the measurement of the Plan at December 31, 2025

To determine the Plan benefit obligations:	
Weighted average discount rate	5%
Weiged average rate of compensation increase*	N/A
To determine the periodic benefit costs:	
Weighted average discount rate	5%
Weiged average rate of compensation increase*	N/A
Weighted average expected return on plan assets	5%

7. Employee Retirement Plans (continued)

*Future salary increases are irrelevant as all future benefit accruals have been frozen.

GAAP requires an employer to disaggregate the service cost component from the other components of net pension benefit cost and report the service cost component in the same income statement line item as other compensation costs arising from services rendered by the pertinent employees during the year. The other components of net benefit cost are required to be presented in the income statement separately from the service costs component and outside a subtotal of income from operations, if one is presented.

Summary of the Plan as of December 31, 2025

Change in Benefit Obligation

Benefit obligation at January 1	$ 1,705,101
Service cost	-
Interest cost	85,255
Amendments	-
Actuarial loss	-
Benefits paid	-
Benefit obligation at December 31	$ 1,790,356

Change in Plan Assets

Fair value of the Plan assets at January 1	$ 1,474,112
Actual return on Plan assets	43,717
Employer contributions	20,000
Fair value of Plan assets at December 31	$ 1,537,829

Funded Status

Projected benefit obligation	$ (1,790,356)
Fair value of plan assets at January 1	1,537,829
Funded Status	$ (252,527)

Net periodic benefit cost	$ 84,346

Plan amounts recognized in the Statement of Financial Condition consist of:

Liabilities included in accrued expenses	$ 252,527

Plan contributions expected to be paid in 2025	$ -

Plan benefit payments, which reflect expected future service expected to be paid:

2026	$ -
2027	-
2028	-
2029	-
2030	166,091
2031-2035	-
Total	$ 166,091

7. Employee Retirement Plans (continued)

The Company also established a Profit Sharing 401(k) plan covering all eligible employees effective January 1, 2018. At December 31, 2025, there are accrued contributions of $115,800 included in accrued expenses in the accompanying Statement of Financial Condition. Certain members of the Company serve as trustees for both plans. In addition, an employee becomes 100% vested with respect to the employer contributions after completing 6 years of service starting in 2018.

8. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

9. Litigation

The Company in the ordinary course of its business is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable. As of December 31, 2025, no amount was accrued.

10. Subsequent Events

The Company has evaluated events and transactions that occurred after December 31, 2025, through the date these financial statements were issued. The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in these financial statements.